

09057742

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21937

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/08_____ AND ENDING_____12/31/08_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dougherty & Company, LLC
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

90 South Seventh Street Suite 4300
                              (No. and Street)

Minneapolis	Minnesota	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michelle Sandberg   (612) 376-4027
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
                    (Name – *if individual, state last, first, middle name*)

1400 Pillsbury Center	Minneapolis	Minnesota	55402
(Address)	(City)	(State)	(Zip Code)

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MAR 1 1 2009

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FEB 2 7 2009

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☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Michelle M. Sandberg__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Dougherty & Company LLC__ , as of __December 31__ , 20 _08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Leslie O. Roberts
Notary Public - Minnesota
My Commission Expires 01/31/2010

_____
Signature

__Chief Financial Officer__
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

Dougherty & Company LLC
December 31, 2008 with Report of Independent Registered
Public Accounting Firm

Dougherty & Company LLC

Statement of Financial Condition

December 31, 2008

Contents



Ernst & Young LLP
220 South Sixth Street, Suite 1400
Minneapolis, Minnesota 55402-4509

Tel: +1 612 343 1000
Fax: +1 612 339 1726
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members
Dougherty & Company LLC

We have audited the accompanying statement of financial condition of Dougherty & Company LLC (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 23, 2009

DOUGHERTY & COMPANY LLC

Statement of Financial Condition

December 31, 2008

Assets		
Cash	$	256,312
Cash segregated for regulatory purposes (note 2)		70,000
Receivable from clearing firm		6,823,701
Receivable from affiliates (note 4)		32,583
Other receivables (note 4)		1,396,015
Securities owned, pledged to creditors (notes 3 & 8)		8,860,033
Furniture and equipment, net of $726,043 in accumulated depreciation		85,721
Prepaid expenses and other assets		406,366
Total Assets		$ 17,930,731

Liabilities and Members' Equity		
Liabilities:		
Securities sold, not yet purchased (notes 3 & 8)	$	63,742
Payable to affiliate (note 4)		173,194
Accrued compensation and benefits		2,182,241
Accounts payable and other liabilities		260,386
		2,679,563
Commitments and contingencies (notes 5 and 8)		
Members' equity		15,251,168
Total Liabilities and Members' Equity		$ 17,930,731

See accompanying notes to statement of financial condition.

DOUGHERTY & COMPANY LLC

Notes to Statement of Financial Condition

(1) Organization and Summary of Significant Accounting Policies

Dougherty & Company LLC ("the Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended, and an investment adviser registered under the Investment Advisers Act of 1940, as amended. The Company provides underwriting, financial advisory, and securities brokerage services to individual, institutional, corporate, and governmental clients, predominantly in the Midwest region of the United States.

The Company is owned 90.77% by Dougherty Financial Group LLC ("DFG") and 9.23% by three key executives of the Company. The Company's profits are allocated in accordance with the provisions of the Company's limited liability company agreement.

The Company clears customer and proprietary trades through another broker-dealer J.P. Morgan Clearing Corp. ("Clearing Firm"), on a fully-disclosed basis.

The following is a summary of significant accounting policies followed by the Company:

Securities Transactions

Securities owned and securities sold, not yet purchased, are recorded on a trade date basis and valued at fair value. Fair value is based on quoted market prices, dealer prices or amounts that approximate quoted prices for securities of comparable quality, maturity and interest rate.

The Company accounts for securities transactions on a trade date basis.

Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation and are depreciated using straight-line and accelerated methods over the estimated useful lives of three to seven years.

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2008, approximate current fair value.

Income Taxes

The Company is organized as a partnership for tax purposes and is not subject to income taxes as a separate entity. The income or loss of the Company is reportable for tax purposes by each member based on their allocable share.

(continued)

Notes to Statement of Financial Condition

(1) Organization and Summary of Significant Accounting Policies (continued)

Use of Estimates

Preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Cash Segregated for Regulatory Purposes

At December 31, 2008, $70,000 was segregated in a special bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(3) Fair Value Measurement

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," as of January 1, 2008, as issued by the Financial Accounting Standards Board ("FASB"). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by SFAS No. 157, are used to measure fair value. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement
Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Level 3 financial instruments typically include certain floaters and inverse floaters, certain municipal bonds, collateralized debt, or other instruments for which there is little, if any, market activity for the asset at the measurement date. Valuation of Level 3 instruments requires significant judgment and shall reflect management's own assumptions about the assumptions that market participants would use in pricing the asset.

(continued)

4

(3) Fair Value Measurement (continued)

Inputs and methods that are used in determining the fair value of a Level 3 instrument may include the original transaction price, yield analyses, benchmarking to similar instruments, and/or the present value of expected future cash flows.

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Municipal securities	$ -	5,038,383	92,000	$ 5,130,383
Equity and other securities	1,802,038	48,111	394,375	2,244,524
Corporate debt securities	-	1,286,023	141,325	1,427,348
U.S. government and government agency securities	-	57,778	-	57,778
Total	$ 1,802,038	6,430,295	627,700	$ 8,860,033
Securities sold, not yet purchased:				
Equity securities	$ 63,337	-	-	$ 63,337
U.S. government and government agency securities	-	405	-	405
Total	$ 63,337	405	-	$ 63,742

(4) Related Parties

Included in other receivables at December 31, 2008, was $770,946 in interest and non-interest bearing receivables from officers and employees of the Company, the majority of which are notes made to senior investment executives.

At December 31, 2008, the Company had a non-interest bearing payable to DFG and other affiliates of $173,194 and non-interest bearing receivables from other affiliates totaling $32,583.

On January 1, 2004, ownership was sold to key executives for $150,000 cash and $390,665 in notes receivable, which are reported as a reduction of members' equity. The notes receivable bear interest at a rate equal to LIBOR plus 2.00. The outstanding principal balance on such notes receivable was $104,476 as of December 31, 2008.

(5) Commitments and Contingencies

The Company leases office space, both through an expense-sharing agreement with DFG and under non-cancelable operating leases with expiration dates through 2016. Some leases have escalation clauses and renewal options. Future minimum rental commitments under non-cancelable operating leases and expected future payments under the expense-sharing agreement with DFG are as follows:

(continued)

DOUGHERTY & COMPANY LLC

Notes to Statement of Financial Condition

(5) Commitments and Contingencies (continued)

Years	Operating Leases
2009	$ 1,109,631
2010	1,100,762
2011	1,086,524
2012	1,157,502
2013	1,197,801
Thereafter	3,033,335
	$ 8,685,555

Included in these amounts are approximate minimum lease payments by the Company to DFG as follows: $1,054,000 in 2009, $1,054,000 in 2010, $1,063,000 in 2011, $1,158,000 in 2012, $1,198,000 in 2013 and $3,033,000 thereafter.

The Company promptly transmits all customer funds and securities to the Clearing Firm and is contingently liable for its customers' transactions and has agreed in certain circumstances to indemnify the Clearing Firm for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2008, there were no customer balances maintained by the Clearing Firm subject to such indemnification requiring a liability to be accrued. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

In the ordinary course of business, the Company enters into underwriting commitments. Transactions relating to any such underwriting commitments that were open at December 31, 2008, and have subsequently settled, had no material affect on the statement of financial condition.

The Company is a defendant in various actions, suits or proceedings before a court or arbitrator or by a governmental entity that are incidental to its business. Although the outcome of these matters is uncertain, based upon the facts that have been developed to date, the Company's management believes that the outcome will not have a material adverse effect on the financial condition of the Company.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to $250,000. At December 31, 2008, the Company had net capital of $11,921,863 which was $11,671,863 in excess of the minimum net capital required.

Advances to affiliates and other equity withdrawals are subject to certain notification and other provisions of the Securities and Exchange Commission Uniform Net Capital Rule.

(continued)

6

(7) Retirement Plans

DFG has a 401(K) and profit sharing plan in which all eligible employees of the Company may participate.

(8) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer, counterparty or Clearing Firm is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

All securities owned are pledged to the Clearing Firm on terms that permit it to sell or repledge the securities to others, subject to certain limitations. Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price, and thereby, create a liability to repurchase the security in the market at prevailing prices. These transactions result in off-balance-sheet market risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount recognized in the statement of financial condition.

The Company does not believe that it has any significant concentrations of credit risk.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory



END